UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER
SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number [to come]

IMPERIAL TOBACCO GROUP PLC
New York Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

PO Box 244, Upton Road,

Bristol BS99 7UJ, UK

+44 (0) 1179636636

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

American Depositary Shares, each representing two (2) ordinary shares, par value 10 pence per ordinary share

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐ 17CFR240.12d2-2(a)(l)

☐ 17CFR240.12d2-2(a)(2)

☐ 17CFR240.12d2-2(a)(3)

☐ 17CFR240.12d2-2(a)(4)

☐      Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒     Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Imperial Tobacco Group PLC certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

IMPERIAL TOBACCO GROUP PLC

By:	/s/ Trevor Williams

Name: TM Williams
Title: Deputy Company Secretary
Date: September 2, 2008